UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

On December 28, 2011 and in accordance with the shareholders’ approval at the extraordinary shareholders’ meeting on December 5, 2011, Telvent GIT, S.A., amended Article 5 of its articles of association to reflect a reduction in share capital from 102,454,652.50 to 101,141,406.58730 ordinary shares, each with a nominal value of EUR 3.00505. All of the shares will confer equal rights and are represented by means of nominative share certificates that may be issued as multiple certificates, although shareholders may request individual share certificates at any time.

The English translation of the amendment to the articles of association is filed as Exhibit 1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González
Name: Ignacio González
Title: Chief Executive Officer

Date: December 29, 2011

Exhibit Index

The following exhibit has been filed as part of this Form 6-K.

Exhibit No.	Description

1	Amendment to the Articles of Association (English Translation).